UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.             ) *

MGCC INVESTMENT STRATEGIES, INC.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

None
(CUSIP Number)

Raymond R. Cottrell, Secretary 3172 N. Rainbow Blvd, #409, Las Vegas, NV 89108 Tel: 702-312-3072
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 17th, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP No.

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Raymond R. Cottrell
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] Not applicable (b) [ ]
3.	SEC Use Only
4.	Sources of Funds (See Instructions) PF (personal funds of reporting person)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ] Not applicable
6.	Citizenship or Place of Organization Canadian
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,000,000 8. Shared Voting Power Nil 9. Sole Dispositive Power 1,000,000
10.	Shared Dispositive Power Nil
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000 shares
12.	Check if the Aggregate Amount in Row (11) Exceeds Certain Shares (See Instructions) [ ] Not applicable
13.	Percent of Class Represented by Amount in Row (11) 100%
14.	Type of Reporting Person (See Instructions) IN (individual)

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Item 1.    Security and Issuer

Common Shares, MGCC Investment Strategies, Inc., 3172 N. Rainbow Blvd, #409, Las Vegas, NV 89108

Item 2.    Identity and Background

(a)    Raymond R. Cottrell
(b)    3172 N. Rainbow Blvd, #409, Las Vegas, NV 89108
(c)    Businessman, President of Issuer (see Item 1)
(d)    N/A
(e)    N/A
(f)    Canadian.

Item 3.     Source and Amount of Funds or Other Consideration

Personal Funds  $2,632.

Item 4.                                                 Purpose of Transaction

Investment

Item 5.                                                 Interest in Securities of the Issuer

(a)                           1,000,000 shares
(b)   1,000,000 shares
(c)    Not applicable
(d)    Not applicable.
(e)    Not applicable.

Item 6.                                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable

Item 7.                                                 Materials to Be Filed as Exhibits.

Not Applicable
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 11, 2004
/s/ Raymond R. Cottrell
By:  Raymond R. Cottrell
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